Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 29, 2017

VIA EDGAR

Loan Lauren P. Nguyen

Legal Branch Chief, Office of Natural Resources

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cenovus Energy Inc.
Form 40-F for the Fiscal Year Ended December 31, 2016
Filed February 16, 2017
File No. 001-34513

Dear Ms. Nguyen:

On behalf of our client, Cenovus Energy Inc. (the “Company”), reference is made to your letter dated September 27, 2017 regarding the above-captioned Form 40-F. Set forth below is the Company’s response to your comment and request for information in that letter. For ease of reference, the exact text of the comment and request for information in your letter has been included in italicized type preceding the response.

Supplementary Information-Oil and Gas Activities (Unaudited)

Oil and Gas Reserve Information, page 3

1.	We note the disclosure relating to the changes in Cenovus’s net proved reserves after royalties on page 3 of this section is not accompanied by an explanation of such changes. Furthermore, the explanation provided in conjunction with the reconciliation of the changes in total proved reserves provided elsewhere on page 17 of the Annual Information Form (“AIF”) may not be applicable due to the differences between estimates prepared in accordance with the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and those prepared in accordance with the United States (“U.S.”) Financial Accounting Standards Board (“FASB”) Topic 932, “Extractive Activities – Oil & Gas.”

Therefore, please expand your disclosure of the changes in the net quantities of total proved reserves to include an explanation of the significant changes related to each line item other than production; identify and quantify each factor that contributed to a significant change in total proved reserves, including any offsetting factors. As for revisions in previous estimates, please identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

The Company acknowledges the Staff’s comment and the requirement of FASB 932-235-50-5 to provide an appropriate explanation of any significant changes to the Company’s proved reserves for the year ended December 31, 2016. The explanation of year-over-year changes in the Company’s proved reserves for the year ended December 31, 2016 is set forth below.

Crude oil and natural gas liquids decreased in 2016 primarily due to lower year over year average prices, which rendered proved crude oil reserves at the Company’s Pelican Lake property uneconomic. The changes to the Company’s proved bitumen reserves in 2016, while not in the Company’s view significant, are explained as follows:

•	revisions and improved recovery – the year over year decrease in average price rendered reserves at the Company’s Narrows Lake property uneconomic. The decrease was partially offset by increased reserves at the Company’s Foster Creek and Christina Lake properties, which resulted from reduced royalty rates caused by lower WTI benchmark prices; and

•	extensions and discoveries – in 2016, the Alberta Energy Regulator approved a development area expansion at the Company’s Christina Lake property, which increased the Company’s proved reserves.

The Company respectfully proposes that, in its future annual reports on Form 40-F, it will expand its disclosure to provide appropriate explanation of any significant changes to its proved reserves for the applicable fiscal year, similar to the disclosure provided above and in accordance with the requirements of FASB 932-235-50-5.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at your convenience at 212-373-3078.

Very truly yours,

/s/ Andrew J. Foley
Andrew J. Foley

cc:	John Hodgin
Jerard Gibson

Securities and Exchange Commission

Ivor M. Ruste
Gary Molnar
Sherry Wendt
Colin J. Ritchie

Cenovus Energy Inc.

Ronnie I. Ollo

Paul, Weiss, Rifkind, Wharton & Garrison LLP

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